SU Group Holdings Limited

7th Floor, The Rays

No. 71 Hung To Road, Kwun Tong

Kowloon, Hong Kong

December 29, 2025

Via EDGAR United States Securities and Exchange Commission (the “Commission”) Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	SU Group Holdings Limited Registration Statement on Form F-1, As Amended (“Registration Statement”)

Initially Filed on November 28, 2025

File No. 333-291851

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SU Group Holdings Limited (the “Company”), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement (File No. 333-291851), and permit said Registration Statement to become effective at 4:30 p.m. (Eastern Time) on December 30, 2025, or as soon thereafter as practicable.

The Company hereby authorizes Daniel D. Nauth, an attorney with our outside legal counsel, Nauth LPC, to orally modify or withdraw this request for acceleration.

Please contact Daniel D. Nauth of Nauth LPC at (416) 477-6031 with any questions with respect to this request.

Sincerely,

SU Group Holdings Limited

/s/ Chan Ming Dave

Chan Ming Dave

Chief Executive Officer

cc:	Daniel D. Nauth, Nauth LPC